Exhibit 99.3
Annual General Meeting of China Hydroelectric Corporation
Date: September 28, 2010
See Voting Instruction On Reverse Side.
Please make your marks like this: ☒Use dark black pencil or pen only
For Against Abstain
PROPOSAL 1: Amendment by special resolution of Article 89 of our articles of association to provide for the classification of our directors into three classes with staggered three-year terms, as more fully described in the proxy statement;
PROPOSAL 2: Re-election of John D. Kuhns, Richard H. Hochman and Shadron Lee Stastney to serve as Class I Directors for a three-year term in the event that Proposal 1 is approved; or, re-election of John D. Kuhns, Richard H. Hochman and Shadron Lee Stastney to serve as directors for a three-year term in the event that Proposal 1 is not approved.
2.1 John D. Kuhns
2.2 Richard H. Hochman
2.3 Shadron Lee Stastney
PROPOSAL 3: Ratify the appointment of Ernst & Young Hua Ming as independent auditors of the Company for the fiscal year ending December 31, 2010.
Authorized Signatures — This section must be completed for your instructions to be executed.
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Please Sign Here Please Date Above
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Please Sign Here Please Date Above
Annual General Meeting of China Hydroelectric Corporation to be held September 28, 2010 For Holders as of August 13, 2010 provided. MAIL —
• Mark, sign and date your Voting Instruction Form.
envelope • Detach your Voting Instruction Form.
• Return your Voting Instruction Form in the
postage-paid envelope provided.
the
in
portion All votes must be received by 5:00 pm, Eastern Time September 22, 2010.
this
just
return PROXY TABULATOR FOR
CHINA HYDROELECTRIC CORPORATION
and
P.O. BOX 8016
perforation CARY, NC 27512-9903
the
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CHINA HYDROELECTRIC CORPORATION
Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on September 22, 2010)
The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of China Hydroelectric Corporation registered in the name of the undersigned on the books of the Depositary as of the close of business August 13, 2010 (US Record Date) at the Annual General Meeting of Shareholders of China Hydroelectric Corporation to be held on September 28, 2010 at 9:30 a.m., local time, at the offices of DLA Piper LLP (US), located at 1251 Avenue of the Americas, New York, New York 10020, United States of America.
NOTE:
1. Please direct the depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
(Continued and to be marked, dated and signed, on the other side)
CORPORATION FOR HYDROELECTRIC -9903
TABULATOR - 8016 27512
NC Box PROXY CHINA CARY, P.O.